SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Harvard Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

416906105
(CUSIP Number)

December 31, 2022**
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This Schedule 13G/A amends and restates the Schedule 13G filed by the Reporting Persons on February 15, 2023 in its entirety.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1
NAME OF REPORTING PERSON
B. Riley Asset Management LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	[ ]
(b)	[ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5
SOLE VOTING POWER
0

6
SHARED VOTING POWER
3,264,796

7
SOLE DISPOSITIVE POWER
0

8
SHARED DISPOSITIVE POWER
3,264,796

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,264,796

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%

12
TYPE OF REPORTING PERSON
IA






1
NAME OF REPORTING PERSON
Wes Cummins

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	[ ]
(b)	[ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
United States

5
SOLE VOTING POWER
0

6
SHARED VOTING POWER
3,264,796

7
SOLE DISPOSITIVE POWER
0

8
SHARED DISPOSITIVE POWER
3,264,796

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,264,796

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%

12
TYPE OF REPORTING PERSON
IN





Item 1(a).	NAME OF ISSUER

Harvard Bioscience, Inc.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

84 October Hill Road, Holliston, MA 01746


Item 2(a).	NAME OF PERSON FILING

This statement is filed by: (i) B. Riley Asset Management LLC, a Delaware limited partnership ('BRAM'), with respect to the shares of Common Stock directly held by 272 Capital Master Fund Ltd. ('Fund')
to which BRAM acts as investment manager, and other advisory accounts of BRAM and (ii) Wes Cummins ('Mr. Cummins', and
together with BRAM, the 'Reporting Persons'), who is the
President of BRAM.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is

3811 Turtle Creek Blvd, Suite 2125, Dallas, TX 75219.


Item 2(c). CITIZENSHIP

B. Riley Asset Management LLC is a Delaware limited partnership.
Mr. Cummins is a United States citizen.

Item 2(d). TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the 'Common Stock')

Item 2(e).	CUSIP NUMBER

416906105



Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO
Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK
WHETHER THE PERSON FILING IS A:

(a)[ ] Broker or dealer registered under Section 15 of the Act;
(b)[ ] Bank as defined in Section 3(a)(6) of the Act;
(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act;
(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)[x] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii) (F);
(g)[x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)[ ] A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act;
(i)[ ] A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act;
(j)[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)[ ] Group, in accordance with
Rule 13d-1(b)(1)(ii)(K).


If filing as a non-U.S. institution in accordance with Rule
13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentages set forth herein are calculated based upon 41,657,688 shares of Common Stock outstanding as of October 31, 2022 as reported in the Company's Quarterly Report on
Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer with the Securities and Exchange
Commission on November 8, 2022.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.


Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2. 272 Capital Master Fund Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURES

       After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2023

B. Riley Asset Management LLC
By: /s/ Wes Cummins
Name: Wes Cummins
Title: President

Wes Cummins
By: /s/ Wes Cummins
Name: Wes Cummins